UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On July 24, 2018, Evogene Ltd., or the Company, held its 2018 Annual General Meeting of Shareholders, or the Meeting, at its principal executive offices in Rehovot, Israel.  At the Meeting, at which a quorum was present, each proposal on the agenda, consisting of the following proposals, was duly approved by the requisite majority under the Israeli Companies Law, 5759-1999:

1.
The re-election of each of (a) Mr. Martin S. Gerstel, (b) Ms. Sarit Firon (c) Mr. Ziv Kop, (d) Dr. Adina Makover, and (e) Mr. Leon Y. Recanati (who together constitute the members of our current Board of Directors who have been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.	Approval of an amendment to the compensation policy for the directors and other office holders of our Company.

3.
Approval of the objectives related to, and target amount and potential payment in 2019 of, a cash bonus to the Company’s President & Chief Executive Officer to the extent of his achievement during 2018 of those objectives, in accordance with the Company’s 2018 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of grant of options to purchase 225,000 ordinary shares to Mr. Ofer Haviv, our President and Chief Executive Officer, at an exercise price of NIS 18.71 per ordinary share (or US$5.22, based on the NIS/US$ exchange rate as of June 13, 2018, the last day prior to the proxy filing date).

5.
The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors and/or the audit committee thereof to fix such accounting firm’s annual compensation.

A more detailed description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer, furnished to the Securities and Exchange Commission on June 14, 2018, which description is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018	EVOGENE LTD. (Registrant) By: /s/ Alex Taskar —————————————— Alex Taskar Chief Financial Officer